Exhibit 99.1

Origin Agritech Limited Reports Record First Quarter Financial Results for Three Months Ended December 31, 2009

Deferred Revenues increases 24.8% from RMB 176.6 million to RMB 220.4 million

Advances from Customers increases 213.2% from RMB 138.5 million to RMB 295.3 million

Gross Profit increases 33.6% from RMB 15.40 million to RMB 20.58 million

BEIJING--(BUSINESS WIRE)--February 2, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2009. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal 2010, the Company generated revenues of RMB 38.60 million (US$5.65 million), a decrease of 31.5% from RMB 56.33 million (US$8.24 million) generated in the three months ended December 31, 2008. The revenues were mainly from the sales of higher margin canola seed products for the three months ended December 31, 2009. In Q110, a lower amount of scrap seed sales were recorded.

Gross profit for the three-months ended December 31, 2009 was RMB 20.58 million (US$3.01million) compared to RMB 15.40 (US$2.25million) in the same period of the prior year. Gross margins for this quarter were 53.3% versus 47.9% for the canola seed sales for Q109 (exclusive of scrap sales). This is a result of the higher pricing structure of our canola seed products this year.

Total operating expenses for the three-months ended December 31, 2009 were RMB 38.96 million (US$5.71 million) compared with RMB 39.96 million (US$5.85 million) reported for the same period in 2008. Selling and marketing expenses were RMB 10.48 million (US$1.53 million) for the first quarter of 2009, representing a decrease of 20.8% from RMB 13.24 million (US$1.94 million) for the same period of the last year. General and administrative expenses of RMB 20.41 million (US$2.99 million) for the first quarter ended December 31, 2009, increased 14.0% from RMB 17.91 million (US$2.62 million) for the three months ended December 31, 2008. The research and development expenses decreased to RMB 8.08 million (US$1.18 million) for the three-months ended December 31, 2009 from RMB 8.82 million (US$1.29million) for the same quarter last year, with a decrease of 8.4%. These differences in expense categories are a result of slight changes across a broad variety of smaller sub-categories and represents small variations year over year. On an annual comparison, we still expect operating expenses to be relatively flat annually, across all operating expenses and within each separate category.

Operating loss for the first quarter of 2009 amounted to RMB 18.38million (US$2.69 million) compared with an operating loss of RMB 24.56 million (US$3.59 million) for the same period in 2008.

Net loss for the first quarter of 2010 was RMB 13.49 million (US$1.98 million), or RMB 0.59 (US$0.09) per diluted share, as compared to a net loss of RMB 19.72 million (US$2.87 million), or RMB 0.86 (US$0.13) per diluted share in the same period one year ago.

BALANCE SHEET

Origin's balance sheet at December 31, 2009 included cash and cash equivalents of RMB 213.69 million (US$31.30 million) and shareholders' equity of RMB 197.47 million (US$28.92 million).

Deferred revenue was RMB220.38 million (US$ 32.28 million) for the three-months ended December 31, 2009 as compared to RMB176.63 million (US$ 25.84 million) for the same period last year. This represents our orders received and shipped already for products this upcoming selling season.

The Company received Advances from Customers of RMB 295.30 million (US$43.25 million) as of December 31, 2009 period as compared to RMB 138.53 million (US$20.27 million) as of December 31, 2008. This represents our cash receipts for products to be ordered this upcoming selling season.

FISCAL 2010 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2010 in the range of RMB 630 million to RMB 660 million.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
	Three months ended December 31
	2008	2008	2009	2009
	RMB	USD	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	56,334	8,242	38,604	5,654
Cost of revenues	(40,935)	(5,989)	(18,025)	(2,640)

Gross profit	15,399	2,253	20,579	3,014

Operating expenses:
Selling and marketing	(13,238)	(1,937)	(10,476)	(1,534)
General and administrative	(17,906)	(2,621)	(20,405)	(2,988)
Research and development	(8,816)	(1,290)	(8,075)	(1,183)

Total operating expenses	(39,960)	(5,848)	(38,956)	(5,705)

Loss from operations	(24,561)	(3,595)	(18,377)	(2,691)
Interest expense	(4,466)	(653)	(1,983)	(290)
Share of earnings in equity investee companies	365	53	418	61
Interest income	243	36	371	54
Other income	321	47	1,000	146
Changes in the fair value of embedded derivatives	3,297	482	-	-

Loss before income taxes	(24,801)	(3,630)	(18,571)	(2,720)
Income tax expense
Current	(11)	(2)	67	10
Deferred	2,148	314	2,112	309

Income tax expense	2,137	312	2,179	319

Net loss	(22,664)	(3,316)	(16,392)	(2,401)
Less: Net income attributable to the non-controlling interest	3,180	465	2,898	424

Net loss attributable to Origin Agritech Limited	(19,484)	(2,851)	(13,494)	(1,977)

Net loss per share – basic	(0.85)	(0.12)	(0.59)	(0.09)

Net loss per share – diluted	(0.85)	(0.12)	(0.59)	(0.09)

Shares used in calculating basic net loss per share	23,013,692	23,013,692	23,013,692	23,013,692

Shares used in calculating diluted net loss per share	23,013,692	23,013,692	23,013,692	23,013,692

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	December 31	September 30	December 31
	2008	2009	2009	2009
	RMB	RMB	RMB	US$
	(unaudited)		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	119,778	121,255	213,687	31,295
Restricted bank deposits	-	500	-	-
Accounts receivable, net	3,918	5,692	5,186	759
Due from related parties	5,492	7,004	6,287	921
Advances to suppliers	8,843	1,937	8,762	1,283
Advances to growers	-	24,681	1,127	165
Inventories	628,537	341,770	497,229	72,820
Income tax recoverable	1,697	1,725	1,725	253
Prepaid expenses and other current assets	12,465	8,725	8,105	1,187

Total current assets	780,730	513,289	742,108	108,683
Land use rights, net	20,869	20,496	20,375	2,984
Plant and equipment, net	145,988	152,962	152,201	22,290
Equity investments	65,749	65,453	65,871	9,647
Goodwill	16,665	16,665	16,665	2,441
Acquired intangible assets, net	32,759	36,648	39,064	5,721
Deferred income tax assets	28,339	15,040	17,152	2,512
Other assets	15,382	3,991	2,091	306
Total assets	1,106,481	824,544	1,055,527	154,584

Liabilities and equity
Current liabilities:
Short-term borrowings	208,840	80,290	208,900	30,594
Accounts payable	26,086	13,938	19,056	2,791
Note payable	-	117,896	-	-
Due to growers	46,068	9,619	817	120
Due to related parties	13,905	15,699	9,093	1,332
Advances from customers	138,526	219,963	295,301	43,247
Deferred revenues	176,634	18,280	220,377	32,275
Income tax payable	39,059	39,661	39,059	5,720
Other payables and accrued expenses	74,050	31,476	24,985	3,659
Total current liabilities	723,168	546,822	817,588	119,738
		-	-	-

Convertible notes	67,038	-	-	-
Embedded derivatives-redemption feature	30,359	-	-	-
Other long-term liabilities	3,658		400	59

Total liabilities	824,223	546,822	817,988	119,797

Commitments and contingencies
Equity:

Origin Agritech Limited Shareholders’ equity:
Preferred stock
Common stock
Additional paid-in capital	390,187	391,620	376,242	55,101
Retained earnings(deficit)	(104,173)	(125,507)	(139,001)	(20,357)
Treasury stock at cost(498,851 shares)	(29,377)	(29,377)	(29,377)	(4,302)
Accumulated other comprehensive loss	(10,423)	(10,403)	(10,396)	(1,523)
Total Origin Agritech Limited shareholders’ equity	246,214	226,333	197,468	28,919
Non-controlling interest	36,044	51,389	40,071	5,868

Total equity	282,258	277,722	237,539	34,787
Total liabilities and equity	1,106481	824,544	1,055,527	154,584

Question and Answer

1. What is your financial guidance on the bottom line for this year? Presently, we are not at giving bottom line guidance for fiscal year 2010. We do expect the bottom line to be significantly better in the sense we will have significant improvement through elimination of one-time and excessive costs this year, higher product pricing expectation of roughly 3-5%, and stable cost of goods and operating expenses.

As seen, by our last FY2009, there is significant operating leverage in the business model as gross profit increased over 80% while revenues increased 15%. With cost of revenues stable and operating expenses stable, we believe much more of the revenues will then flow through to the earnings as the prices increase both with better service and high technology seed products.

2. What new GMO products are in production currently? With the approval of Phytase, we still have herbicide resistance, pesticide resistance, nitrogen assimilation, and drought tolerance in the pipeline.

3. Who are the domestic and foreign competitors of Origin Agritech? Domestically, we compete against a handful of players including China Seed, Shandong Denhai, Dunhuang, and Nonya. Most of these players are regionally located or have yet to replenish their pipeline as a result of difficulties in the industry. As such, we believe we are positioned as the premier player in the market. Internationally, Monsanto, Syngenta, and Pioneer (DuPont) are the largest players though all have had limited market penetration in China to date, but plan to penetrate to a greater extent.

However, the government severely restricts GMO activities for multinationals, international companies, and joint ventures alike. These entities are only allowed to participate in Phase One testing. We do not expect this policy to change.

4. Where do you expect the company to be in 5 years? We expect to continue to be growing and expanding our presence in China. We expect to continue to grow a leading position in GMO products in China with complementary product lines and international licensing agreements. In short, we expect to be on our way to being the much larger company.

5. Can you provide us with an update to your acquisition strategy? We continue to believe that the hybrid seed industry is a ideal platform to reach all farmers in China, creating an opportunity for companies like Origin that are well-managed and well-capitalized. Studies have show that seed adds the most value to farmer yields, and as such farmers are loyal to higher yielding seed varieties. Currently, we are focused on accenting our own seed product portfolio with complementary products and driving our successful suite of products into the marketplace.

Photos/Multimedia Gallery Available: http://www.businesswire.com/cgi-bin/mmg.cgi?eid=6164649&lang=en

CONTACT:
Origin Agritech Limited
Irving Kau, 011.86.136.8108.0243 or 949.726.8101
Acting Chief Financial Officer
Irving.kau@originseed.com.cn